SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

BLUE CALYPSO, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

09531B203

(CUSIP Number)

Barry L. Fischer

Thompson Coburn LLP

55 East Monroe Street

Suite 3700

Chicago, IL 60603

(312) 346-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are being sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09531B203

1	NAMES OF REPORTING PERSON Individual Retirement Accounts for the benefit of Ronald L. Chez and Ronald L. Chez Individually
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,586,361
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,586,361
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,586,361
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	See Item 5 regarding calculation of the outstanding shares of the Issuer.

Pursuant to Rule 13d-2 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned Ronald L. Chez (the “Reporting Person”) hereby amends his statement on Schedule 13D dated as of September 23, 2013, as amended by Amendment No. 1 to Schedule 13D dated October 17, 2013, and Amendment No. 2 to Schedule 13D dated September 8, 2013 (collectively, the “Schedule 13D”). This Statement constitutes Amendment No. 3 to the Schedule 13D. Unless otherwise indicated herein, there are no material changes to the information set forth in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer is hereby amended and restated in its entirety as follows:

(a) This statement relates to 17,586,361 shares of Common Stock owned by the Reporting Person. Based on the Company’s Form 10-Q for the quarterly period ended June 30, 2014, 211,958,269 shares of Common Stock were outstanding as of August 8, 2014. In addition, the Company reported the sale of an additional 14,250,000 shares of Common Stock to accredited investors in a filing on Form 8-K dated August 20, 2014. Thus, the reporting person believes there are 226,208,269 shares of Common Stock outstanding. Therefore, the 17,586,361 shares of Common Stock reported on this Schedule 13D represent approximately 7.8% of the Company’s outstanding shares.

(b) The Reporting Person has the sole power (and no shared power) to vote, dispose of or direct the disposition of the Common Stock.

(c) Since the filing of the prior amendment to this Schedule 13D, the reporting person has made no transactions in the Company’s Common Stock.

(d) Not applicable.

(e) Not applicable.

Item 4.	Purpose of the Transaction. is hereby amended by adding the following to the end of the section:

On September 9, 2014, the Reporting Person sent the following e-mail to Bill Ogle, Chief Executive Officer of the Company:

“I have been apprised today of an $85,000 cash bonus that you were paid in addition to your salary which is wildly disproportionate for the circumstances at BCYP [the Company]. All of this in addition to an approximately 10 million share option grant.

You and the board have failed in your responsibilities to your shareholders. I want you to submit your resignation to the board of directors immediately given your failure to appropriately exercise fiduciary responsibility on behalf of the shareholders.

We will pursue whatever legal action is necessary with respect to your conduct and the conduct of the directors. This letter is being sent to legal counsel.

Ronald Chez”

The Reporting Person continues to believe in the value of the Company’s intellectual property portfolio and its potential ability to monetize that portfolio and obtain customers for its products. However, the Reporting Person believes that the current CEO and board have failed to monetize what appears to be a very undervalued asset, and that the compensation decisions that have been made regarding the CEO of the Company by board members designated by him have been egregious and at the CEO’s personal interest at the expense of the Company.

The Reporting Person intends to further pursue the matters described in the e-mail above (including the immediate removal of the CEO and the directors that he designated). He has recently discussed these matters and the future operating plans of the Company with significant shareholders of the Company, and intends to continue to have such discussions.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of September 10, 2014

By:	/s/ Barry L. Fischer
Barry L. Fischer, attorney-in-fact for
Ronald L. Chez